

December 28, 2011

Mr. Mark J. Huber
Chief Financial Officer
FNBH Bancorp, Inc.
101 E. Grand River
Howell, MI 48843

> **Re:** **FNBH Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed December 2, 2011**
> **Form 12b-25**
> **Filed November 14, 2011**
> **File No. 000-25752**

Dear Mr. Huber:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. We note that you filed a Form 12b-25 on November 14, 2011. However, as a smaller reporting company, after filing your Form 12b-25 your Form 10-Q was required to have

been filed no later than November 21, 2011. Therefore, it appears your filing was untimely. Refer to Rule 12b-25. Please advise the staff how this late filing impacts the analysis of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please address questions regarding all comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel